CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release 29 January, 2004 12:00

Jussi Pesonen appointed as UPM’s President and CEO

UPM announced today the appointment of Jussi Pesonen as President and CEO of the company. Mr Pesonen has been the Senior Executive Vice President and COO of the company since 2001 and will take up his new appointment immediately. He is succeeding Juha Niemelä whose resignation from the position of President and CEO was today accepted by the Board. Mr Niemelä also announced that he will resign from the Board of Directors.

Today’s appointment is the result of the succession and reorganization plan approved by the Board in December.

Jussi Pesonen joined United Paper Mills in 1987 and during his time with UPM, he has worked at its major mills at Jämsänkoski, Kajaani, Kaukas and Shotton and as Vice President of the Newsprint Product Group within the Publication Papers Division. Mr Pesonen has considerable experience in the industry and is also a member of the boards of the Association of European Publication Paper Producers (Cepiprint) and the Finnish Forest Industries Federation. He is 43 years old and has a Master of Science degree in engineering from the University of Oulu, Finland.

“The appointment of Jussi Pesonen will take UPM-Kymmene into the next stage of its development. He knows the company and its markets and is supported by a strong executive team with broad experience. The strategy and future direction of the Group is established, and we look forward to Jussi implementing that strategy with his team. Juha Niemelä has been the President and CEO of the company since 1996 when UPM and Kymmene merged. Under his leadership the company has achieved a pre-eminent position as a global paper company, and all this in a very challenging environment. Also the acquisition of Haindl and UPM’s entry into China were achieved under his leadership,” says Vesa Vainio, Chairman of the UPM Board of Directors.

For additional information please contact:

Vesa Vainio, Chairman of the Board, UPM, tel. +358 204 15 0588, available after 14:00 GMT

Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0582

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations